Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2023

CALGARY, AB, May 3, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2023.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2023 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q1 2023 fund flows from operations ("FFO")(1) was $253 million ($1.56/basic share)(2) and exploration and development ("E&D") capital expenditures(3) were $155 million, resulting in free cash flow ("FCF")(4) of $98 million ($0.60/basic share)(5).
  Net earnings were $380 million ($2.34/basic share) for Q1 2023, primarily driven by acquisition and disposition activity in the quarter.
  Vermilion's average realized natural gas price of $10.77 per mcf was over three times higher than the average AECO benchmark index price for the quarter, as 32% of our Q1 2023 gas had direct exposure to European gas pricing. On a go-forward basis, with the Corrib Natural Gas Project ("Corrib") acquisition in Ireland now closed, approximately 40% of our gas is now priced off of European gas benchmarks.
  Repurchased 1.6 million common shares for $30 million and declared cash dividends of $16 million, for a total of $46 million returned to shareholders in the quarter. In conjunction with our Q1 2023 release, we announced a quarterly cash dividend of $0.10 per share, payable on July 17, 2023 to shareholders of record on June 30, 2023. The base dividend was increased by 25% in Q1 2023, and has increased 67% from Q1 2022 to the current $0.10 per share per quarter.
  Q1 2023 production averaged 82,455 boe/d(8) a decrease of 4% from the previous quarter due to unplanned downtime in Australia, partially offset by new well production from our Alberta Deep Basin and Montney assets in Canada.
  Q1 2023 Montney drilling program delivered positive results as we continue to optimize the drilling and completion methods. The most recent two (2.0 net) wells drilled on our British Columbia lands were tied-in during the second half of March 2023 and produced at an average IP30 rate of 1,250 boe/d(15) (51% liquids).
  On March 31, 2023 we successfully closed the acquisition of an incremental 36.5% interest in Corrib, increasing Vermilion's operated interest to 56.5%. The acquisition adds approximately 7,000 boe/d of premium-priced, high netback, low emission European natural gas production, further strengthening Vermilion's international portfolio. The acquisition makes Vermilion the largest provider of domestic natural gas in Ireland.
  Made significant progress on our asset high-grading strategy during Q1 2023 with the closing of the Corrib acquisition and divestment of select non-core assets in southeast Saskatchewan. These asset high-grading initiatives serve to position Vermilion for long-term success by increasing our exposure to premium-priced European gas, redirecting capital to higher rate of return projects, and reducing our operating cost structure and asset retirement obligations.
($M except as indicated)	Q1 2023	Q4 2022	Q1 2022
Financial
Petroleum and natural gas sales	552,698	842,693	810,179
Cash flows from operating activities	388,629	495,195	341,053
Fund flows from operations (1)	253,167	284,220	389,868
Fund flows from operations ($/basic share) (2)	1.56	1.74	2.40
Fund flows from operations ($/diluted share) (2)	1.51	1.70	2.32
Net earnings	380,332	395,408	283,954
Net earnings ($/basic share)	2.34	2.42	1.75
Cash flows used in investing activities	108,695	168,053	110,330
Capital expenditures (3)	154,820	169,305	85,344
Acquisitions (14)	251,772	4,558	6,712
Dispositions	182,152	—	—
Asset retirement obligations settled	2,554	16,508	6,320
Repurchase of shares	30,141	—	—
Cash dividends ($/share)	0.10	0.08	0.06
Dividends declared	16,226	13,058	9,767
% of fund flows from operations (9)	6%	5%	3%
Payout (11)	173,600	198,871	101,431
% of fund flows from operations (10)	69%	70%	26%
Free cash flow (4)	98,347	114,915	304,524
Long-term debt	933,463	1,081,351	1,380,568
Net debt (6)	1,368,029	1,344,586	1,365,014
Net debt to four quarter trailing fund flows from operations (7)	0.9	0.8	1.2
Operational
Production (8)
Crude oil and condensate (bbls/d)	33,291	38,915	37,090
NGLs (bbls/d)	7,896	7,497	8,342
Natural gas (mmcf/d)	247.61	234.23	244.69
Total (boe/d)	82,455	85,450	86,213
Average realized prices
Crude oil and condensate ($/bbl)	98.62	115.02	120.23
NGLs ($/bbl)	36.23	39.93	46.94
Natural gas ($/mcf)	10.77	17.43	17.41
Production mix (% of production)
% priced with reference to WTI	39%	38%	37%
% priced with reference to Dated Brent	12%	18%	17%
% priced with reference to AECO	34%	30%	29%
% priced with reference to TTF and NBP	15%	14%	17%
Netbacks ($/boe)
Operating netback (11)	46.33	70.00	59.72
Fund flows from operations ($/boe) (12)	34.52	35.08	50.79
Operating expenses	18.66	16.81	14.61
General and administration expenses	2.71	1.65	1.85
Average reference prices
WTI (US $/bbl)	76.13	82.65	94.29
Dated Brent (US $/bbl)	81.27	88.71	101.40
AECO ($/mcf)	3.22	4.64	4.74
TTF ($/mcf)	22.99	38.36	39.79
Share information ('000s)
Shares outstanding - basic	162,261	163,227	162,784
Shares outstanding - diluted (13)	168,874	168,616	169,797
Weighted average shares outstanding - basic	162,585	163,105	162,374
Weighted average shares outstanding - diluted (13)	167,857	167,397	168,340

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and exploration and evaluation expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

(14)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(15)	Initial 30-day production ("IP30") for the Company's most recent two (2.0 net) wells drilled on our British Columbia lands averaged 1,250 boe/d per well. IP30 consisted of 49% light and medium crude oil, 2% NGLs, and 49% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 30 full days of production following the tie-in of the well.

Message to Shareholders

The first quarter of 2023 was an active quarter for Vermilion, as we executed our winter drilling program in Canada while also closing two strategic transactions to further high-grade our portfolio. We invested $155 million of exploration and development capital during Q1 2023, primarily focused on our winter drilling campaign in Canada, which included drilling and completion activity in Alberta, British Columbia and southeast Saskatchewan. We continue to make significant progress on our Montney development through further optimization of the drilling and completion process. Our most recent two (2.0 net) wells drilled on our British Columbia lands were tied-in during the second half of March 2023 and produced at an average IP30 rate of 1,250 boe/d(1) (51% liquids). In addition, we completed the sale of select southeast Saskatchewan assets during the quarter and closed the acquisition of an incremental 36.5% ownership in the Corrib Natural Gas Project ("Corrib") in Ireland. These two transactions, combined with the Mica Montney acquisition completed in 2022, were all part of our asset high-grading strategy, which serves to position Vermilion for long-term success by increasing our exposure to premium-priced European gas, expanding our North American inventory, redirecting capital to higher rate of return projects, and reducing our operating cost structure and asset retirement obligations.

Production in the first quarter averaged 82,455 boe/d, which included the impact of Australia maintenance downtime as previously reported. We generated $253 million of fund flows from operations ("FFO") in Q1 2023, resulting in $98 million of free cash flow ("FCF"), which was used to fund our base dividend, share repurchases and acquisitions. Including the dividend and share repurchases, we returned over $46 million of capital to our shareholders. Net debt of $1.37 billion at the end of Q1 2023, represented 0.9 times trailing FFO.

We will continue to allocate the majority of FCF to debt reduction until we achieve our next net debt target of $1 billion. The majority of the incremental capital return beyond the base dividend will be in the form of share buybacks, as we believe our common shares remain significantly undervalued. To date, we have repurchased 2.2 million common shares in 2023 and 4.6 million in total under our existing NCIB. We plan to renew our NCIB in July 2023 and based on our current pace of share repurchases and base dividend, we anticipate returning 25% to 30% of FCF to shareholders in 2023, depending on commodity prices. Once we achieve our $1 billion debt target we plan to increase our return of capital to shareholders and will communicate the specific targets at that time.

Over the past two years we have focused on strengthening the balance sheet and high-grading the asset base to position Vermilion for long-term success. We have made significant progress on both of these fronts, and while we will continue to advance these initiatives, we will now place an even greater focus on operational execution throughout our asset base. In Canada, we will continue to develop and grow our strategic Montney position where we are seeing very encouraging results from recently drilled wells. In the United States we will continue to develop and grow our Turner oil play in the Powder River Basin while also testing new prospects across our Wyoming land base, including the Niobrara and Parkman formations. In Europe, we will continue to advance our deep gas exploration and development plans in Germany and new gas development in Croatia. We have a large land base with significant gas resource potential in both Germany and Croatia and we will continue to work with the respective governments in each country to identify opportunities for Vermilion to assist in developing their domestic supply of natural gas.

Q1 2023 Operations Review

North America

Production from our North American operations averaged 60,046 boe/d(2) in Q1 2023, an increase of 3% from the prior quarter primarily due to new production from our Alberta Deep Basin and Montney assets in Canada. In Alberta, we drilled seven (3.1 net), completed ten (6.3 net), and brought on production nine (7.6 net) Mannville liquids rich conventional natural gas wells, while at Mica we drilled six (6.0 net), completed five (5.0 net), and brought on production four (4.0 net) Montney liquids rich shale gas wells. We also completed two small tuck-in acquisitions within our Montney and Alberta Deep Basin assets during the quarter.

We continue to focus on optimizing the drilling and completion process on our Mica Montney assets and are seeing improved results from new wells. Our most recent two (2.0 net) wells drilled on our British Columbia lands were tied-in during the second half of March 2023 and produced at an average IP30 rate of 1,250 boe/d(1) (51% liquids). We are encouraged by these recent results and we continue to work through the permitting process for the planned 16,000 boe/d battery in British Columbia, which will facilitate the next phase of expansion on our Montney asset. We received one additional permit in Q1 2023 and are confident we will receive the remaining permit required to proceed with the construction of the battery in the near future.

In Saskatchewan, we drilled three (3.0 net), completed three (3.0 net), and brought on production four (4.0 net) light and medium crude oil wells. In the United States, we drilled five (2.1 net), completed two (0.7 net), and brought on production two (0.7 net) light and medium crude oil wells in Wyoming. All of the wells drilled in the United States were two-mile lateral wells, which are significantly more economic than one-mile laterals. During the quarter we participated in two non-operated Parkman wells and one non-operated Niobrara well, the results from which will enhance our understanding of these formations as it relates to future development prospects on our Powder River Basin acreage in Wyoming. We have a large land base with approximately 15,000 net acres in the Powder River Basin prospective for the Niobrara and the Parkman formations. Our six (5.3 net) well operated Turner drilling program is currently underway with all wells expected to be completed and on-stream by the third quarter.

International

Production from our International operations averaged 22,408 boe/d(2) in Q1 2023, a decrease of 17% from the prior quarter, primarily due to unplanned downtime in Australia, which was offline during the first quarter for maintenance. In Europe, production in the Netherlands increased over the prior quarter due to volumes from a new well brought online during the quarter, and production in France was fully restored following forest fire-related downtime in the second half of 2022. A nationwide strike in France affected several of the refineries in France in late March and April; however, the strike has not had any material impact on our operations.

In Germany, we drilled two (2.0 net), completed three (3.0 net), and brought on production three (3.0 net) light and medium crude oil wells during the quarter. We also continued to advance our deep gas exploration and development plans in Germany as we prepare for our first well to be drilled in the fourth quarter of 2023. In the Netherlands, we completed and brought on production one (0.5 net) conventional natural gas well from our Q4 2022 drilling campaign. We also drilled the first (0.5 net) conventional natural gas well of our two (1.0 net) well 2023 program and commenced drilling of the second (0.5 net) conventional natural gas well late in the quarter. The first well did not encounter commercial hydrocarbons, however initial results from the second well look encouraging, with an approximately 10 metre gas column identified. In Australia, maintenance work on the Wandoo platform progressed as planned through the first quarter. To date, we have performed over 95% of the inspections and completed repairs where necessary to ensure we operate with the highest safety standards. Much of the identified repair work resulting from the inspections is preemptive, which we expect to result in higher operational run-rates with less unplanned downtime in the future. In early April, a cyclone entered the region which forced us to evacuate the offshore platform and temporarily halt maintenance operations. While there was no physical damage to the platform, the evacuation occurred during final maintenance work and will now require additional time to reorganize and complete the remaining inspections. As a result, we now anticipate production to remain offline for most of the second quarter.

Outlook and Guidance Update

With most of our Canadian assets currently under spring break-up restrictions, our second quarter drilling and completion activity has shifted to the United States. In addition to our Q1 2023 drilling activity, we plan to drill five (4.4 net) wells targeting the Turner Sands and participate in six (1.5 net) wells targeting the Parkman sands and Niobrara shale formations over the remainder of 2023. As noted above, our Australia maintenance program has been extended into late Q2 2023 due to severe cyclone activity in the region. Taking into account the acquisition and divestiture transactions that closed in Q1 2023, the delayed start-up of Australia production and our planned activity in Q2 2023, we expect Q2 2023 production to average 84,000 to 86,000 boe/d. Our 2023 annual production guidance of 82,000 to 86,000 boe/d and capital budget of $570 million remain unchanged.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of May 3, 2023, we have 15% of our expected net-of-royalty production hedged for the remainder of 2023. With respect to individual commodity products, we have hedged 49% of our European natural gas production, 0% of our crude oil production, and 13% of our North American natural gas volumes for the remainder of 2023, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President and Chief Executive Officer
May 3, 2023

(1)	Initial 30-day production ("IP30") for the Company's most recent two (2.0 net) wells drilled on our British Columbia lands averaged 1,250 boe/d per well. IP30 consisted of 49% light and medium crude oil, 2% NGLs, and 49% shale gas, using a conversion of six mcf of gas to one barrel of oil, based on field level estimates for the first 30 full days of production following the tie-in of the well.

(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q1 2023		Q1 2022
	$M	$/boe	$M	$/boe
Sales	552,698	75.36	810,179	105.52
Royalties	(67,344)	(9.18)	(71,307)	(9.29)
Transportation	(23,050)	(3.14)	(17,269)	(2.25)
Operating	(136,825)	(18.66)	(112,183)	(14.61)
General and administration	(19,889)	(2.71)	(14,220)	(1.85)
Corporate income tax expense	(22,262)	(3.04)	(45,672)	(5.95)
Windfall taxes	(21,440)	(2.92)	—	—
PRRT	—	—	(6,709)	(0.87)
Interest expense	(21,875)	(2.98)	(14,823)	(1.93)
Realized gain (loss) on derivatives	14,330	1.95	(144,223)	(18.78)
Realized foreign exchange (loss) gain	(4,771)	(0.65)	750	0.10
Realized other income	3,595	0.49	5,345	0.70
Fund flows from operations	253,167	34.52	389,868	50.79
Equity based compensation	(23,525)		(25,369)
Unrealized gain (loss) on derivative instruments (1)	92,698		(220,794)
Unrealized foreign exchange (loss) gain (1)	(15,478)		40,137
Accretion	(20,051)		(13,638)
Depletion and depreciation	(148,131)		(134,240)
Deferred tax recovery	36,466		56,093
Gain on business combination	432,550		—
Loss on disposition	(226,828)		—
Impairment reversal	—		192,094
Unrealized other expense	(536)		(197)
Net earnings	380,332		283,954

(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q1 2023	Q1 2022
Cash flows from operating activities	388,629	341,053
Changes in non-cash operating working capital	(138,016)	42,495
Asset retirement obligations settled	2,554	6,320
Fund flows from operations	253,167	389,868
Drilling and development	(153,328)	(82,841)
Exploration and evaluation	(1,492)	(2,503)
Free cash flow	98,347	304,524

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Current assets	854,039	714,446
Current derivative asset	(337,318)	(162,843)
Current liabilities	(1,034,352)	(892,045)
Current lease liability	20,376	19,486
Current derivative liability	62,689	55,845
Adjusted working capital	(434,566)	(265,111)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q1 2023	Q1 2022
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Capital expenditures	154,820	85,344

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q1 2023	Q1 2022
Dividends Declared	16,226	9,767
% of fund flows from operations	6%	3%
Drilling and development	153,328	82,841
Exploration and evaluation	1,492	2,503
Asset retirement obligations settled	2,554	6,320
Payout	173,600	101,431
% of fund flows from operations	69%	26%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2023	Q1 2022
Acquisitions, net of cash acquired	134,225	6,712
Acquisition of securities	1,476	—
Acquired working capital deficit	116,071	—
Acquisitions	251,772	6,712

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2023	Dec 31, 2022
Long-term debt	933,463	1,081,351
Adjusted working capital	434,566	265,111
Unrealized FX on swapped USD borrowings	—	(1,876)
Net debt	1,368,029	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2023 and 2022, please refer to SEDAR (www.sedar.com) or Vermilion's website at www.vermilionenergy.com.

Vermilion will hold its Annual General Meeting on May 3, 2023 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Management Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, May 1, 2023.

Shareholders can participate electronically at https://web.lumiagm.com/#/272271947. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/wp-content/uploads/2023/03/Lumi-Meeting-Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Dion Hatcher, President & Chief Executive Officer of Vermilion. Guests may also view the event at https://web.lumiagm.com/#/272271947 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 03-MAY-23